                                 EXHIBIT NO. 2

                       CONSOLIDATED FINANCIAL STATEMENTS
  FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997 (UNAUDITED), THE EIGHT-MONTH
        PERIOD ENDED DECEMBER 31, 1997 AND THE YEAR ENDED APRIL 30, 1997

                                       2-1

                          INDEPENDENT AUDITORS' REPORT

To the Shareholders of
Ritchie Bros. Auctioneers Incorporated

     We have audited the consolidated balance sheets of Ritchie Bros. Auctioneers Incorporated (the "Company") as at December 31, 1998 and 1997 and the consolidated statements of income, shareholders' equity and cash flows for the years ended December 31, 1998 and 1997 (Unaudited), for the eight months ended December 31, 1997 and the year ended April 30, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

     In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 1998 and 1997 and the results of its operations and the changes in its cash flows for the years ended December 31, 1998 and 1997 (Unaudited), for the eight months ended December 31, 1997 and the year ended April 30, 1997 in accordance with generally accepted accounting principles in Canada.

     Significant measurement differences between Canadian and United States accounting principles are explained and quantified in note 9.

/s/ KPMG LLP
------------------------------------------------------
Chartered Accountants

Vancouver, Canada
February 26, 1999

                                       2-2

                     RITCHIE BROS. AUCTIONEERS INCORPORATED

                       CONSOLIDATED STATEMENTS OF INCOME
               (EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS)

                                                                        EIGHT MONTHS
                                           YEAR ENDED     YEAR ENDED       ENDED        YEAR ENDED
                                          DECEMBER 31,   DECEMBER 31,   DECEMBER 31,     APRIL 30,
                                              1998           1997           1997           1997
                                          ------------   ------------   ------------    -----------
                                                         (UNAUDITED)
Auction revenues........................  $    94,899    $    85,009    $    60,034     $    72,186
Direct expenses.........................      (16,010)       (17,351)       (13,041)        (13,908)
                                          -----------    -----------    -----------     -----------
                                               78,889         67,658         46,993          58,278
Expenses:
  Depreciation..........................        2,752          2,548          1,540           2,014
  General and administrative............       39,315         37,724         27,414          31,099
  Employee equity participation (note
     5(d))..............................           --         10,346         10,346              --
                                          -----------    -----------    -----------     -----------
                                               42,067         50,618         39,300          33,113
                                          -----------    -----------    -----------     -----------
Income from operations..................       36,822         17,040          7,693          25,165
Other income (expenses)
  Interest expense......................       (1,569)        (2,034)        (1,380)         (1,081)
  Other.................................        3,251            754            576             917
                                          -----------    -----------    -----------     -----------
                                                1,682         (1,280)          (804)           (164)
                                          -----------    -----------    -----------     -----------
Income before income taxes..............       38,504         15,760          6,889          25,001
Income taxes (note 7)
  Current...............................       13,962          7,438          4,491           5,992
  Future................................         (292)            --             --              --
                                          -----------    -----------    -----------     -----------
                                               13,670          7,438          4,491           5,992
                                          -----------    -----------    -----------     -----------
Net income..............................  $    24,834    $     8,322    $     2,398     $    19,009
                                          ===========    ===========    ===========     ===========
Net income per share (note 1(l))
  Basic.................................  $      1.56    $      0.65    $      0.19     $      1.49
  Diluted...............................         1.54           0.64           0.18            1.49
Weighted average number of shares
  outstanding...........................   15,918,214     12,877,777     12,958,753      12,715,667
                                          ===========    ===========    ===========     ===========

                  Approved on behalf of the Board of Directors


/s/ C. RUSSELL CMOLIK                              /s/ PETER J. BLAKE
C. Russell Cmolik                                  Peter J. Blake
Director                                           Director

          See accompanying notes to consolidated financial statements.
                                       2-3

                     RITCHIE BROS. AUCTIONEERS INCORPORATED

                          CONSOLIDATED BALANCE SHEETS
               (EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS)

                                                              DECEMBER 31,    DECEMBER 31,
                                                                  1998            1997
                                                              ------------    ------------
ASSETS
Current assets
  Cash and cash equivalents.................................    $ 73,620        $27,149
  Accounts receivable.......................................       6,771          6,744
  Inventory.................................................       2,355          7,081
  Advances against auction contracts........................       5,345          1,261
  Prepaid expenses and deposits.............................         711          1,218
                                                                --------        -------
                                                                  88,802         43,453
Capital assets (note 3).....................................      61,324         27,007
Future income taxes (note 7)................................       2,467             --
                                                                --------        -------
                                                                $152,593        $70,460
                                                                ========        =======
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
  Auction proceeds payable..................................    $ 14,030        $17,728
  Accounts payable and accrued liabilities..................      21,751         17,131
  Current bank loans (note 4)...............................         793            730
  Income taxes payable......................................       3,079          4,542
                                                                --------        -------
                                                                  39,653         40,131
Bank term loans (note 4)....................................       8,768          4,623
                                                                --------        -------
                                                                  48,421         44,754
Shareholders' equity
  Share capital (note 5)....................................      64,728         10,866
  Retained earnings.........................................      41,772         16,958
  Foreign currency translation adjustment...................      (2,328)        (2,118)
                                                                --------        -------
                                                                 104,172         25,706
Subsequent event (note 10)
                                                                --------        -------
                                                                $152,593        $70,460
                                                                ========        =======

          See accompanying notes to consolidated financial statements.
                                       2-4

                     RITCHIE BROS. AUCTIONEERS INCORPORATED

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
               (EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS)

                                                                           FOREIGN
                                                                          CURRENCY          TOTAL
                                                   SHARE     RETAINED    TRANSLATION    SHAREHOLDERS'
                                                  CAPITAL    EARNINGS    ADJUSTMENT        EQUITY
                                                  -------    --------    -----------    -------------
Balance, April 30, 1996.........................  $ 3,337    $47,015       $(1,551)       $ 48,801
Net proceeds on common shares issued............       28         --            --              28
Capital contributions to partnerships...........       --        166            --             166
Net income......................................       --     19,009            --          19,009
Drawings and dividends..........................       --     (8,073)           --          (8,073)
Refundable taxes on investment income...........       --        (29)           --             (29)
Foreign currency translation adjustment.........       --         --          (577)           (577)
                                                  -------    -------       -------        --------
Balance, April 30, 1997.........................    3,365     58,088        (2,128)         59,325
Common shares redeemed..........................   (2,845)        --            --          (2,845)
Employee equity participation (note 5(d)).......   10,346         --            --          10,346
Net income......................................       --      2,398            --           2,398
Drawings and dividends..........................       --    (42,175)           --         (42,175)
Reorganization costs............................       --     (1,353)           --          (1,353)
Foreign currency translation adjustment.........       --         --            10              10
                                                  -------    -------       -------        --------
Balance, December 31, 1997......................   10,866     16,958        (2,118)         25,706
Net proceeds on common shares issued............   53,862         --            --          53,862
Net income......................................       --     24,834            --          24,834
Reorganization costs............................       --        (20)           --             (20)
Foreign currency translation adjustment.........       --         --          (210)           (210)
                                                  -------    -------       -------        --------
Balance, December 31, 1998......................  $64,728    $41,772       $(2,328)       $104,172
                                                  =======    =======       =======        ========

          See accompanying notes to consolidated financial statements.
                                       2-5

                     RITCHIE BROS. AUCTIONEERS INCORPORATED

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
               (EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS)

                                                                                EIGHT
                                                YEAR ENDED     YEAR ENDED    MONTHS ENDED   YEAR ENDED
                                               DECEMBER 31,   DECEMBER 31,   DECEMBER 31,   APRIL 30,
                                                   1998           1997           1997          1997
                                               ------------   ------------   ------------   ----------
                                                              (UNAUDITED)
Cash provided by (used in)
Operations:
  Net income.................................    $24,834        $  8,322       $  2,398      $19,009
  Items not involving the use of cash
     Depreciation............................      2,752           2,548          1,540        2,014
     Employee equity participation...........         --          10,346         10,346           --
     Future income taxes.....................     (2,467)             --             --           --
  Changes in non-cash working capital
     Accounts receivable.....................        (27)         (2,389)         7,363       20,788
     Inventory...............................      4,726             455         11,073       (8,148)
     Advances against auction contracts......     (4,084)          1,395          5,211         (351)
     Prepaid expenses and deposits...........        507            (711)          (446)        (202)
     Auctions proceeds payable...............     (3,698)         10,434        (35,749)     (22,526)
     Accounts payable and accrued
       liabilities...........................      4,620           9,329          8,203       (1,272)
     Payables to affiliated entities.........         --          (3,078)        (3,818)         459
     Income taxes payable....................     (1,463)          2,077           (540)       1,845
  Foreign currency translation adjustment....       (210)           (417)            10         (577)
                                                 -------        --------       --------      -------
                                                  25,490          38,311          5,591       11,039
                                                 -------        --------       --------      -------
Financing:
  Issuance (redemption) of share capital.....     53,862          (2,833)        (2,845)          28
  Payables to employees and others...........         --          (1,317)        (1,279)          57
  Bank loans.................................      4,208          (1,326)        (5,596)       2,802
  Drawings and dividends paid................         --         (42,756)       (42,175)      (8,073)
  Capital contributions......................         --              --             --          166
  Refundable taxes on investment income......         --             (29)            --          (29)
  Reorganization costs.......................        (20)         (1,353)        (1,353)          --
                                                 -------        --------       --------      -------
                                                  58,050         (49,614)       (53,248)      (5,049)
                                                 -------        --------       --------      -------
Investments:
  Capital asset additions, net...............    (37,069)         (5,120)        (3,174)      (5,171)
                                                 -------        --------       --------      -------
Increase (decrease) in cash and cash
  equivalents................................     46,471         (16,423)       (50,831)         819
Cash and cash equivalents, beginning of
  period.....................................     27,149          43,572         77,980       77,161
                                                 -------        --------       --------      -------
Cash and cash equivalents, end of period.....    $73,620        $ 27,149       $ 27,149      $77,980
                                                 =======        ========       ========      =======
Supplemental disclosure of cash flow
  information
  Interest paid..............................    $ 1,570        $  1,853       $  1,242      $ 1,068
  Income taxes paid..........................    $16,735        $  5,098       $  5,332      $ 4,147

          See accompanying notes to consolidated financial statements.
                                       2-6

                     RITCHIE BROS. AUCTIONEERS INCORPORATED

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

              YEARS ENDED DECEMBER 31, 1998 AND 1997 (UNAUDITED),
       EIGHT MONTHS ENDED DECEMBER 31, 1997 AND YEAR ENDED APRIL 30, 1997 (Tabular dollar amounts expressed in thousands of United States Dollars)

1.   SIGNIFICANT ACCOUNTING POLICIES

(a) BASIS OF PRESENTATION

     These consolidated financial statements present the financial position, results of operations and changes in shareholders' equity and cash flows of Ritchie Bros. Auctioneers Incorporated (the "Company"), a company incorporated in July 1997 under the Canada Business Corporations Act, and its subsidiary predecessor businesses. These predecessor businesses comprised the Ritchie Bros. Auctioneers group of companies and partnerships (the "Group"). In the eight-month period ended December 31, 1997, the businesses of the partnerships within the Group were transferred into corporations, the shares of which, together with the shares of the corporations within the Group, were exchanged by their owners for shares of the Company (the "Reorganization"). All inter-entity accounts and transactions have been eliminated on consolidation.

     On November 1, 1997, prior to completion of the Reorganization, the owners of the Group entered into the Equity Interest and Income Sharing Agreement (the "Agreement") which confirmed the existing voting, earnings allocation and liquidation rights of each owner. These rights were based upon the owners' interests in the Group, taken as a whole, which was treated as a single global enterprise since prior to May 1, 1992. The rights and obligations specified in the Agreement were those of an agreement which has been in effect at all times since May 1, 1992 and which modified the terms of any written agreements containing provisions that may have been inconsistent with the Agreement. Each owner's rights under the Agreement were determined in accordance with such owner's ownership percentage of the Group ("Global Ownership Percentage"), which was equal to the number of units of ownership of the Group allocated to the owner divided by the total number of units outstanding. The owners' respective Global Ownership Percentages were determined on the basis of the Group taken as a whole, and not on the basis of the documentation governing the owners' equity interests in the predecessor entities within the Group. The Group has been legally obligated to make and has made earnings allocations in accordance with the terms of the Agreement since prior to May 1, 1992. As a result of these agreements and practices, each owner's ownership interest in the Company upon completion of the Reorganization represents a substantially identical interest to such owner's ownership interest in the Group prior to the Reorganization.

     Because the Reorganization was a non-substantive exchange, the Group's assets, liabilities, revenues and expenses have been consolidated at the historical cost amounts recorded in the individual entity accounts, and carried forward into the consolidated accounts of the Company together with costs of the Reorganization.

     The consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles in Canada which, except as disclosed in note 9, also comply, in all material respects, with generally accepted accounting principles in the United States.

     The Group included three partnerships, one situated in Canada and two situated in the United States, all of which were non-taxable entities. The Group also included the companies that were partners of the United States partnerships and certain, but not all, of the companies that were partners of the Canadian partnership. To the extent that the Group included these partner entities, these consolidated financial statements include provisions for taxes chargeable against partnership income. To the extent that the partner entities did not form part of the Group, no taxes have been provided on the net income allocated to those companies. Note 9 sets out the pro forma impact as if all income were taxed within the Group. These consolidated financial statements also do not include any of the other assets, liabilities, revenues or expenses of the partner entities not included in the Group.

                                       2-7

                     RITCHIE BROS. AUCTIONEERS INCORPORATED

              YEARS ENDED DECEMBER 31, 1998 AND 1997 (UNAUDITED),
       EIGHT MONTHS ENDED DECEMBER 31, 1997 AND YEAR ENDED APRIL 30, 1997 (Tabular dollar amounts expressed in thousands of United States Dollars)

1.   SIGNIFICANT ACCOUNTING POLICIES -- (CONTINUED)
     In calendar 1997, the Company changed its fiscal year-end from April 30 to December 31. As a result, the transition period from May 1, 1997 to December 31, 1997 is separately reported herein. In addition, for information purposes only, the consolidated statements of income and cash flows for the 12 months ended December 31, 1997 have been presented.

     The financial information for the year ended December 31, 1997 is unaudited; however, in the opinion of management, such information includes all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of such financial information.

(b) CASH EQUIVALENTS

     Cash equivalents consist of highly liquid investments having an original term to maturity of three months or less when acquired.

(c) INVENTORY

     Inventory is primarily represented by goods held for auction and has been valued at the lower of cost, determined by the specific identification method, and net realizable value.

(d) ADVANCES AGAINST AUCTION CONTRACTS

     Advances against auction contracts represent funds advanced to consignors against proceeds from future auctions.

(e) CAPITAL ASSETS

     All capital assets are stated at cost. Depreciation is provided to charge the cost of the assets to operations over their estimated useful lives based on their usage predominantly as follows:

Improvements..................................  30 years straight-line
Buildings.....................................  30 years straight-line
Automotive equipment..........................  30% declining balance
Computer equipment............................  30% declining balance
Yard equipment................................  20-30% declining balance
Office equipment..............................  20% declining balance
Leasehold improvements........................  Term of leases

(f) REVENUE RECOGNITION

     Auction revenues are recognized when the specific items are sold and title passes to the purchaser and are represented by the commissions received from the consignor and the net proceeds received from the sale of self-owned equipment.

(g) INCOME TAXES

     Income taxes are accounted for using the asset and liability method pursuant to Section 3465, Income Taxes, of The Handbook of the Canadian Institute of Chartered Accountants. Future taxes are recognized for

                                       2-8

                     RITCHIE BROS. AUCTIONEERS INCORPORATED

              YEARS ENDED DECEMBER 31, 1998 AND 1997 (UNAUDITED),
       EIGHT MONTHS ENDED DECEMBER 31, 1997 AND YEAR ENDED APRIL 30, 1997 (Tabular dollar amounts expressed in thousands of United States Dollars)

1. SIGNIFICANT ACCOUNTING POLICIES -- (CONTINUED) the tax consequences of "temporary differences" by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The effect on deferred taxes for a change in tax rates is recognized in income in the period that includes the enactment date. In addition, Section 3465 requires the recognition of future tax benefits to the extent that realization of such benefits is more likely than not.

(h) FOREIGN CURRENCY TRANSLATION

     The Company's reporting currency is the United States dollar. The functional currency for each of the Company's operations is the country of residency. Each of these operations is considered to be self-sustaining. Accordingly, the financial statements of operations of the Company that are not located in the United States have been translated into United States dollars using the exchange rate at the end of each reporting period for asset and liability amounts and the average exchange rate for each reporting period for amounts included in the determination of income. Any gains or losses from this translation have been included in the foreign currency translation adjustment account which is included in equity.

     Monetary assets and liabilities recorded in foreign currencies are translated into the appropriate functional currency at the rate of exchange in effect at the balance sheet date. Foreign currency denominated transactions are translated into the appropriate functional currency at the exchange rate in effect on the date of the transaction. Any exchange gains and losses are included in the determination of income.

(i) USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from such estimates and assumptions.

(j) FINANCIAL INSTRUMENTS

     Carrying amounts of certain of the Company's financial instruments, including cash and cash equivalents, accounts receivable, auction proceeds payable and accounts payable and accrued liabilities, approximate fair value due to their short maturities. Based on borrowing rates currently available to the Company for loans with similar terms, the carrying value of its bank loans approximates fair value.

(k) CREDIT RISK

     The Company does not extend credit to purchasers of auctioned items. Equipment is not normally released to the purchasers until it is paid for in full.

(l) NET INCOME PER SHARE

     Net income per share has been calculated based on the weighted average number of common shares outstanding after giving retroactive effect to the 12,715,667 common shares issued on the reorganization. Diluted net income per share has been calculated after giving effect to the outstanding options.

                                       2-9

                     RITCHIE BROS. AUCTIONEERS INCORPORATED

              YEARS ENDED DECEMBER 31, 1998 AND 1997 (UNAUDITED),
       EIGHT MONTHS ENDED DECEMBER 31, 1997 AND YEAR ENDED APRIL 30, 1997 (Tabular dollar amounts expressed in thousands of United States Dollars)

2.   CHANGE IN ACCOUNTING POLICY

     In the fourth quarter of 1998, the Company changed its policy for accounting for income taxes by adopting the provisions of Section 3465, Income Taxes, of The Handbook of the Canadian Institute of Chartered Accountants. Under this standard, current income taxes are recognized for the estimated income taxes payable for the current period. Future income tax assets and liabilities are recognized for temporary differences between the tax and accounting bases of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes that are likely to be realized.

     The adoption of Section 3465 did not impact amounts reported in the prior period.

3.   CAPITAL ASSETS

     Capital assets at December 31, 1998 are as follows:

                                                                         ACCUMULATED     NET BOOK
                                                               COST      DEPRECIATION     VALUE
                                                              -------    ------------    --------
Land and improvements.......................................  $36,631       $  900       $35,731
Buildings...................................................   21,056        2,825        18,231
Automotive equipment........................................    5,164        1,606         3,558
Computer equipment..........................................    1,920          739         1,181
Yard equipment..............................................    2,619        1,124         1,495
Office equipment............................................    1,996        1,018           978
Leasehold improvements......................................      200           50           150
                                                              -------       ------       -------
                                                              $69,586       $8,262       $61,324
                                                              =======       ======       =======

     Capital assets at December 31, 1997 are as follows:

                                                                         ACCUMULATED     NET BOOK
                                                               COST      DEPRECIATION     VALUE
                                                              -------    ------------    --------
Land and improvements.......................................  $12,830       $  535       $12,295
Buildings...................................................   11,490        2,726         8,764
Automotive equipment........................................    3,974        1,002         2,972
Computer equipment..........................................    1,384          433           951
Yard equipment..............................................    2,320        1,082         1,238
Office equipment............................................    1,454          874           580
Leasehold improvements......................................      225           18           207
                                                              -------       ------       -------
                                                              $33,677       $6,670       $27,007
                                                              =======       ======       =======

                                      2-10

                     RITCHIE BROS. AUCTIONEERS INCORPORATED

              YEARS ENDED DECEMBER 31, 1998 AND 1997 (UNAUDITED),
       EIGHT MONTHS ENDED DECEMBER 31, 1997 AND YEAR ENDED APRIL 30, 1997 (Tabular dollar amounts expressed in thousands of United States Dollars)

4.   BANK TERM LOANS

                                                              DECEMBER 31,    DECEMBER 31,
                                                                  1998            1997
                                                              ------------    ------------
7.88% term loan, due in monthly instalments of $31,162
  including interest, settled September 8, 1998.............     $   --          $1,720
8.75% term loan, due in monthly instalments of $60,967
  including interest, settled September 8, 1998.............         --           3,633
6.90% term loan, due in monthly instalments of $81,200
  including interest, with the final payment occurring on
  July 1, 2004..............................................      4,499              --
Term loan, bearing interest at the Amsterdam Interbank
  Offered Rate plus  7/8%, due in quarterly instalments of
  $66,600 including interest, with the final payment
  occurring on June 30, 2013................................      5,062              --
                                                                 ------          ------
                                                                  9,561           5,353
Less current portion........................................       (793)           (730)
                                                                 ------          ------
                                                                 $8,768          $4,623
                                                                 ======          ======

     At December 31, 1998, the Company had undrawn operating credit lines available of in excess of $95,000,000. In addition, the Company had undrawn credit lines of approximately $31,000,000 available to fund property acquisitions.

     The bank term loans are secured by deeds of trust on specific property.

     As at December 31, 1998, principal repayments are required as follows in the next five years:

1999........................................................  $  793
2000........................................................   1,001
2001........................................................   1,053
2002........................................................   1,109
2003........................................................   1,169
Thereafter..................................................   4,436
                                                              ------
                                                              $9,561
                                                              ======

                                      2-11

                     RITCHIE BROS. AUCTIONEERS INCORPORATED

              YEARS ENDED DECEMBER 31, 1998 AND 1997 (UNAUDITED),
       EIGHT MONTHS ENDED DECEMBER 31, 1997 AND YEAR ENDED APRIL 30, 1997 (Tabular dollar amounts expressed in thousands of United States Dollars)

5.   SHARE CAPITAL

(a) AUTHORIZED

Unlimited number of common shares, without par value
Unlimited number of senior preferred shares, without par value, issuable in series
Unlimited number of junior preferred shares, without par value, issuable in series

(b) ISSUED

Number of common shares issued during the period ended
  December 31, 1997:
  For cash, pursuant to the Employee Equity Participation
     Program................................................     497,999
  On reorganization.........................................  12,715,667
                                                              ----------
Balance December 31, 1997...................................  13,213,666
Number of common shares issued during the year ended
  December 31, 1998, pursuant to an equity offering.........   3,335,000
                                                              ----------
Issued and outstanding, December 31, 1998...................  16,548,666
                                                              ==========

(c) OPTIONS

     The Company has adopted a stock option plan which provides for the award of stock options to selected employees, directors and officers of the Company and to other persons approved by the Board of Directors. Stock option activity for 1997 and 1998 is presented below:

                                                              NUMBER OF    EXERCISE PRICE
                                                               SHARES        PER SHARE
                                                              ---------    --------------
Outstanding, April 30, 1997.................................        --     $          --
  Granted (note 5(d)).......................................   196,333              0.10
                                                               -------     -------------
Outstanding, December 31, 1997..............................   196,333              0.10
  Granted...................................................    36,000             26.12
  Cancelled.................................................   (25,333)             0.10
                                                               -------     -------------
Outstanding, December 31, 1998..............................   207,000     $0.10 - 26.12
                                                               =======     =============

     The options outstanding at December 31, 1998 expire from dates ranging to July 31, 2004.

(d) EMPLOYEE EQUITY PARTICIPATION

     Substantially all the full-time employees who were not beneficial owners of the predecessor entities to the Company have been granted an equity interest in the Company pursuant to the Employee Equity Participation Program by means of issuances of common shares at a cash price of $0.10 per share or grants of stock options having an exercise price of $0.10 per share. During the year ended December 31, 1997, the Company issued 497,999 common shares and granted stock options to purchase 196,333 common shares under the Program. The shares issued and options granted have fully vested with the holders. The excess of the estimated mid-point of the offering price range of the shares estimated at the time to be issued to the public of $15.00 over the issuance price of the shares or the exercise price of the options granted, as applicable in the

                                      2-12

                     RITCHIE BROS. AUCTIONEERS INCORPORATED

              YEARS ENDED DECEMBER 31, 1998 AND 1997 (UNAUDITED),
       EIGHT MONTHS ENDED DECEMBER 31, 1997 AND YEAR ENDED APRIL 30, 1997 (Tabular dollar amounts expressed in thousands of United States Dollars)

5.   SHARE CAPITAL -- (CONTINUED)
circumstances, pursuant to the Program is considered to be compensatory for accounting purposes and has been recorded as employee equity participation expense in the accompanying consolidated financial statements.

(e) OFFERING

     The Company filed a registration statement with the Securities and Exchange Commission in the United States pursuant to which the Company issued and sold 3,335,000 common shares (the "Offering"). For services provided in connection with the Offering, the Company paid the underwriters a per share commission.

6.   SEGMENTED INFORMATION

     The Company's principal business activities include the sale of consignment and self-owned equipment at auctions. This business represents a single operating segment.

     Summarized information on the Company's activities generated by geographic segment are as follows:

                                                  UNITED STATES    CANADA      OTHER     COMBINED
                                                  -------------    -------    -------    --------
Year ended December 31, 1998
  Auction revenues..............................     $49,747       $16,105    $29,047    $94,899
  Identifiable assets...........................      73,045        21,850     57,698    152,593
Year ended December 31, 1997 (Unaudited)
  Auction revenues..............................      44,615        16,095     24,299     85,009
  Identifiable assets...........................      53,441         2,357     14,662     70,460
Eight months ended December 31, 1997
  Auction revenues..............................      32,254        13,664     14,116     60,034
  Identifiable assets...........................      53,441         2,357     14,662     70,460
Year ended April 30, 1997
  Auction revenues..............................      36,845        16,910     18,431     72,186
  Identifiable assets...........................      82,045        27,650     33,163    142,858

                                      2-13

                     RITCHIE BROS. AUCTIONEERS INCORPORATED

              YEARS ENDED DECEMBER 31, 1998 AND 1997 (UNAUDITED),
       EIGHT MONTHS ENDED DECEMBER 31, 1997 AND YEAR ENDED APRIL 30, 1997 (Tabular dollar amounts expressed in thousands of United States Dollars)

7.   INCOME TAXES

     Income tax expense differs from that determined by applying the United States statutory tax rate to the Company's results of operations as follows:

                                                                               EIGHT
                                             YEAR ENDED      YEAR ENDED     MONTHS ENDED    YEAR ENDED
                                            DECEMBER 31,    DECEMBER 31,    DECEMBER 31,    APRIL 30,
                                                1998            1997            1997           1997
                                            ------------    ------------    ------------    ----------
                                                            (UNAUDITED)
Statutory tax rate in the United States...         39%             39%             39%            39%
                                              -------         -------          ------        -------
Expected income tax expense...............    $15,017         $ 6,147          $2,687        $ 9,750
Differences
  Different tax rates in non-U.S.
     jurisdictions........................     (2,028)           (831)           (247)          (411)
  Partnership income not taxed in Group...         --          (1,566)           (806)        (3,899)
  U.S. income taxed at lower graduated
     rates................................         --            (397)           (128)          (548)
  Employee equity participation expense
     not tax deductible...................         --           2,894           2,894             --
  Other...................................        681           1,191              91          1,100
                                              -------         -------          ------        -------
  Actual income tax expense...............    $13,670         $ 7,438          $4,491        $ 5,992
                                              =======         =======          ======        =======

     If all partnership income had been taxed in the Group, income taxes would have been as follows:

                                                                               EIGHT
                                             YEAR ENDED      YEAR ENDED     MONTHS ENDED    YEAR ENDED
                                            DECEMBER 31,    DECEMBER 31,    DECEMBER 31,    APRIL 30,
                                                1998            1997            1997           1997
                                            ------------    ------------    ------------    ----------
                                                            (UNAUDITED)
Income taxes..............................    $13,670          $9,004          $5,297         $9,891
                                              =======          ======          ======         ======

FUTURE INCOME TAXES

                                                              DECEMBER 31,    DECEMBER 31,
                                                                  1998            1997
                                                              ------------    ------------
Future income tax benefit of options granted................     $  853           $ --
Future income tax benefit resulting from tax deductible
  financing costs incurred in the course of the Company's
  initial public offering in March 1998.....................      1,740             --
Future income tax recovery on unused tax losses, expiring on
  December 31, 2005.........................................        324             --
Future income tax liabilities arising from temporary
  differences between the tax basis of net assets and their
  carrying value
     Capital assets.........................................       (475)            --
     Accounts payable.......................................         25             --
                                                                 ------           ----
                                                                 $2,467           $ --
                                                                 ======           ====

                                      2-14

                     RITCHIE BROS. AUCTIONEERS INCORPORATED

              YEARS ENDED DECEMBER 31, 1998 AND 1997 (UNAUDITED),
       EIGHT MONTHS ENDED DECEMBER 31, 1997 AND YEAR ENDED APRIL 30, 1997 (Tabular dollar amounts expressed in thousands of United States Dollars)

8.   UNCERTAINTY DUE TO THE YEAR 2000 ISSUE

     The Year 2000 Issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. The effects of the Year 2000 Issue may be experienced before, on, or after January 1, 2000, and, if not addressed, the impact on operations and financial reporting may range from minor errors to significant systems failure which could affect an entity's ability to conduct normal business operations. It is not possible to be certain that all aspects of the Year 2000 Issue affecting the entity, including those related to the efforts of customers, suppliers, or other third parties, will be fully resolved.

9.   UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

     The consolidated financial statements are prepared in accordance with generally accepted accounting principles ("GAAP") in Canada which differ, in certain respects, from accounting practices generally accepted in the United States and from requirements promulgated by the Securities and Exchange Commission. Material measurement differences to these consolidated financial statements are as follows:

CONSOLIDATED STATEMENTS OF COMPREHENSIVE NET INCOME AND NET INCOME PER SHARE

                                                                                EIGHT
                                                YEAR ENDED     YEAR ENDED    MONTHS ENDED   YEAR ENDED
                                               DECEMBER 31,   DECEMBER 31,   DECEMBER 31,   APRIL 30,
                                                   1998           1997           1997          1997
                                               ------------   ------------   ------------   ----------
                                                              (UNAUDITED)
Net income in accordance with Canadian
  GAAP.......................................    $24,834         $8,322         $2,398       $19,009
Effect of differences in accounting for
  reorganization costs (note 9(i))...........        (20)          (434)          (434)           --
Income tax effect from the reorganization
  (note 9(i))................................         --           (919)          (919)           --
                                                 -------         ------         ------       -------
Net income in accordance with United States
  GAAP.......................................     24,814          6,969          1,045        19,009
Other comprehensive income (loss) adjustments
  (note 9(ii))
  Foreign currency translation...............       (210)          (417)            10          (577)
                                                 -------         ------         ------       -------
Comprehensive net income in accordance with
  United States GAAP.........................    $24,604         $6,552         $1,055       $18,432
                                                 =======         ======         ======       =======
Net income per share in accordance with
  United States GAAP
  Basic......................................    $  1.56         $ 0.54         $ 0.08       $  1.49
  Diluted....................................       1.54           0.54           0.08          1.49

                                      2-15

                     RITCHIE BROS. AUCTIONEERS INCORPORATED

              YEARS ENDED DECEMBER 31, 1998 AND 1997 (UNAUDITED),
       EIGHT MONTHS ENDED DECEMBER 31, 1997 AND YEAR ENDED APRIL 30, 1997 (Tabular dollar amounts expressed in thousands of United States Dollars)

9.   UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES -- (CONTINUED)
     (i)  Reorganization costs

        In accordance with generally accepted accounting principles in Canada, costs incurred with respect to the Reorganization have been charged, net of tax, against equity. Under generally accepted accounting principles in the United States, such amounts are required to be charged against income. Such costs have only been incurred in the eight months ended December 31, 1997 and the years ended December 31, 1998 and 1997 (Unaudited).

     (ii)  Other comprehensive income (loss)

        Beginning in fiscal year 1998, the Company adopted Statement of Financial Accounting Standards No. 130 ("SFAS 130") "Reporting Comprehensive Income". This statement established standards for reporting and display of comprehensive income and its components. Comprehensive income includes the change in equity or net assets of the Company during the period from non-owner sources, including foreign exchange adjustments, included as separate components of shareholders' equity.

10. SUBSEQUENT EVENT

     On February 19, 1999, the Company entered into an agreement to acquire the auction business and certain assets of Forke Auctioneers, Inc., a major auctioneer of industrial equipment headquartered in Lincoln, Nebraska. The transaction is expected to close in March or April of 1999, subject to regulatory clearance and other customary conditions. Terms and conditions of this acquisition, by agreement, cannot be disclosed until closing. The Company intends to finance this acquisition substantially with a bank term loan.

                                      2-16